ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

June 25, 2021

VIA EDGAR

Ms. Jen Do

Ms. Lynn Dicker

Ms. Margaret Schwartz

Mr. Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Property Solutions Acquisition Corp. Registration Statement on Form S-4 Amendment No. 2 Filed on June 21, 2021 File No. 333-255027

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (“Amendment No. 2”), marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2021.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated June 11, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Securities and Exchange Commission

June 25, 2021

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to S-1, Filed May 28, 2021

Cover Page

1.	We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise.

Response:	While the offering covered by the Registration Statement is a firm commitment offering, the Registration Statement and the related prospectus also cover the shares of the Company’s common stock to be issued from time to time following the closing upon exercise of the Warrants included in the offering. As the issuance of those shares will be over a period of time following the closing of the offering, the Company believes it is proper to check the Rule 415 box on the cover page of the Registration Statement.

Summary

Overview, page 1

2.	We note your response to our prior comment number 5. Your response letter indicates that future products to be developed could reveal previously-unknown molecular structures and perform genome structural analysis, not that any of your products currently have such ability. However, your disclosure on pages 1 and 5 indicates these are features of your current technology. Please reconcile these statements, and to the extent your products currently have these features, please revise the disclosure to state how they work.

Response:	As stated on pages 1 and 5 of the Registration Statement, the Company’s platform has the ability with certain samples to reveal previously-unknown molecular characteristics. This includes the detection of molecules that is not possible on other technologies, but does not apply to the molecular structure. To make this more clear, we have revised the language to refer to “molecular profile.” Please be advised that, by way of clarification, the response in our letter dated May 28, 2021 to comment number 5 was referring to “future products to be developed through [the Company’s] collaborative efforts” with others and the Company’s belief that those third-party products, when developed with the use of the Company’s platform, could also reveal previously-unknown molecular structures. As the Company’s platform does not currently perform genome structural analysis and the ability of new third-party products to perform genome structural analysis is uncertain, the references to genome structural analysis has been removed from the Registration Statement.

The Company believes the disclosure in the second paragraph on page 1 under the caption “Prospectus Summary – Overview” is a sufficiently detailed description of how the Company’s platform works by detecting single DNA and RNA molecules with little or no manipulation of an original sample, that no additional disclosure is required in response to this comment.

Securities and Exchange Commission

June 25, 2021

Our Customers and Collaborators, page 7

3.	We note your response to our prior comment number 8 where you state that you have not yet entered into any material agreements with any of these entities as to how your technology will be used by them in the future. Please clarify whether you have any agreements with these customers and collaborators that govern your existing relationship with them, not just future use. If so, please describe and file such agreements or advise.

Response:	The Registration Statement has been revised in response to the Staff’s comment by adding language disclosing that the Company does not have any agreements with its current partners or collaborators as to how its technology is currently being used by them or will be used by them in the future. The Company’s relationships with those entities are currently informal working relationships and neither party is obligated to continue to provide any product or service to the other or to purchase any product or service from the other. Please see page 7 of Amendment No. 2.

Risk Factors, page 14

4.	We note your response to our prior comment number 9. Please revise page 31 to clarify the percentage that will be held by insiders if an anchor investor insider purchased additional shares in this offering, as indicated on the cover, and the percentage held by insiders in the event that the anchor investors do not purchase any shares.

Response:	The Registration Statement has been revised in response to the Staff’s comment by adding language disclosing the ownership percentage of the Company’s executive officers, directors and principal stockholder and their affiliates assuming the Company’s principal stockholder, or an affiliate thereof, purchases $1.5 million of Units as such stockholder has expressed an interest in doing, as reflected on the cover page of the prospectus. Please see page 31 of Amendment No. 2.

Critical Accounting Policies and Estimates, page 51

Revenue Recognition, page 52

5.	We note your response to comment 13, in which you state that the components of the genetic sequencing process, including consumables, “are not distinct and do not have a stand-alone value to the customer.” However, you disclose on pages 52, F-9 and F-25 that “[r]evenue from product sales, including customized sequencing instruments and sequencing reagent kits, is recognized generally upon delivery, which is when control of the product is deemed to be transferred.” Based on this disclosure, it appears that these “product sales” are recognized at a point in time, are distinct, have a stand-alone value and/or represent a separate performance obligation, which appears inconsistent with your response. Please explain the circumstances under which revenue from “product sales” is recorded apart from the generation of specific sample data performance obligations and quantify the materiality thereof or revise your disclosures accordingly.

Response:

As noted in the Company’s revenue recognitions policy, revenue from product sales includes customized sequencing instruments and sequencing reagent kits.  The customers that purchased the sequencing instruments from the Company will generally also purchase the sequencing reagent kits from the Company in order to run the genetic sequencing analysis on their own, and customers sometimes purchase off-the-shelf consumables from the Company as well. In this case, when the Company’s customized reagent kits are purchased separately to run the genetic sequencing either on the Company’s produced instruments or their own instruments,  the reagent kits and off-the-shelf consumables are distinct. While the Company has not sold sequencing instruments since 2018, the customers of those instruments may continue to run genetic sequencing on those instruments and will require the Company’s customized reagent kits.  The revenue from sales of those products is recognized generally upon delivery, which is when control of the product is deemed to be transferred.

Revenue from gene sequencing services offered to customers using the Company’s proprietary tSMS single molecule sequencing platform is recognized generally as the services are provided to the customer. While the reagent kits and off-the-shelf consumables are capable of being distinct, as indicated by the purchase of reagent kits and off-the-shelf consumables by customers that can run their own sequencing analysis using customized instruments purchased from the Company, the reagent kits and off-the-shelf consumables are not distinct within the context of the genetic sequencing service contract for the following reasons:

•	In a gene sequencing service contract the reagent kits and other components, such as off-the-shelf consumables, in the sequencing process, become required inputs to achieve the specified gene sequencing analysis; and
•	The components in the gene sequencing process are sequential in nature and highly interrelated and they work together to generate sample specific data.

The Company has revised the disclosure in the Registration Statement regarding its revenue recognition policy to reflect the clarification language noted above. Please see pages 52, F-9 and F-25 of Amendment No. 2.

Securities and Exchange Commission

June 25, 2021

Executive Compensation, page 78

6.	We note your response to our prior comment number 17 and the Outstanding Equity Awards at Fiscal Year-End table added to page 82. The table headings include two footnotes that are not explained in the disclosure. Please revise to explain these footnotes and also add the footnote required by Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response:	The Registration Statement has been revised in response to this comment by deleting the two footnotes included in the table for Stock Awards as such footnotes are not applicable and to add a footnote describing the vesting terms of the unexercisable options in the table as required by Instruction 2 to Item 402(p)(2) of Regulation S-K. Please see page 82 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 86

7.	We note your response to our prior comment number 20 and the disclosure added to page F-28. Please revise the Certain Relationships and Related Party Transactions section of the prospectus to describe the arrangements detailed on page F-28 between the Company and each of these entities associated with William C. St. Laurent.

Response:	The added disclosure on page F-28 of Amendment No. 1 to the Registration Statement related to transactions with entities affiliated with William C. Laurent that occurred prior to January 1, 2019, and therefore were not required to be disclosed separately in the Registration Statement pursuant to Regulation S-K. However, the Registration Statement has been revised in response to this comment by adding additional disclosure under the caption “Certain Relationships and Related Party Transactions – Related Party Transactions” disclosing the outstanding payables to those entities and directing prospective investors to the disclosure in Note 5 of the interim unaudited financial statements included in the Registration Statement for additional information. As the Company does not intend to do business with any of the identified entities related to William C. St. Laurent in the future, the Company believes additional disclosure in the prospectus regarding those prior transactions would not be material to investors. Please see page 87 of Amendment No. 2.

Securities and Exchange Commission

June 25, 2021

Financial Statements for the Period Ended March 31, 2021

Note 1 - Nature of Operations and Basis of Presentation

Risks and Uncertainties, page F-23

8.	You state “[w]hile to date, the Company has not experienced any significant changes in our business as a result of the COVID -19 pandemic, the extent to which the COVID - 19 pandemic may in the future materially impact the Company’s financial condition, liquidity or results of operations is uncertain.” We note your statement on page 17 that the pandemic has “adversely affected our sales and results of operations during 2020 and the first quarter of 2021.” Please revise accordingly to more clearly affirm, if true, that the pandemic has materially adversely affected your financial statements during 2020 and the first quarter of 2021.

Response:	The Registration Statement has been revised in response to this comment by conforming the language in Note 1 on page F-23 to conform to the language on page 17 of Amendment No. 2 to the affect that the COVID-19 pandemic has adversely affected the Company’s sales and results of operations during 2020 and the first quarter of 2021 as requested. Please see page F-23 of Amendment No. 2.

*       *       *

As it is the goal of the Company to commence its offering during the week of July 5, 2021, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.